News Release

Filed by National Penn Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  TF Financial Corporation
(Commission File No. 001-35163)

National Penn Bancshares, Inc. Reports
Second Quarter 2014 Results

Company Release - July 24, 2014

•	Second quarter net income increases to $0.19 per diluted share, compared to $0.16 per diluted share in the prior quarter

•	Return on average assets of 1.23% for the quarter and 1.16% year-to-date

•	Strong asset quality sustained; non-performing loans continue to decline

•	Operating expenses[1] remain well-controlled; second quarter efficiency ratio of 57%

•	Third quarter 2014 cash dividend of $0.10 cents per common share declared

Allentown, Pa. July 24, 2014 -- National Penn Bancshares, Inc. (Nasdaq: NPBC) reported net income of $26.2 million, or $0.19 per diluted share, for the second quarter of 2014. Earnings per share increased 19%, or $0.03 per diluted share, compared to net income of $22.7 million, or $0.16 per diluted share in the prior quarter. Net income for the first half of 2014 was $48.9 million, or $0.35 per diluted share, as compared to adjusted net income1 of $48.4 million, or $0.33 per diluted share, in the prior year period. National Penn’s performance resulted in a return on average assets of 1.23% and 1.16% for the second quarter and first six months of 2014, respectively.

“The second quarter was another quarter of consistent, high level performance,” said Scott V. Fainor, president and CEO of National Penn. “We maintained our net interest margin, our focus on controlling operating expenses, and realized the benefit of improvement in fee income. The balance sheet remains very strong, as evidenced by our asset quality metrics and capital ratios inclusive of the repurchase of 5% of our outstanding shares in the first quarter.”

Net interest income for the second quarter of 2014 was $63.0 million, compared to $62.3 million for the first quarter of 2014, while the net interest margin for the second quarter of 2014 was stable at 3.43%, compared to 3.44% in the prior quarter. Loans grew approximately 3% since June 30, 2013, driven primarily by growth in commercial loans.

National Penn’s asset quality metrics remained strong during the quarter. Total non-performing loans declined 10% from the prior quarter and 22% since June 30, 2013. Non-performing loans were 0.80% of total loans, declining from 0.89% at March 31, 2014 and 1.05% at June 30, 2013. Classified loans have declined 26% over the last twelve months and net charge offs declined approximately $1 million compared to the prior quarter. This continued strength in asset quality was a factor in recording no provision for loan losses in the second quarter of 2014, compared to $1.3 million in the prior quarter. National Penn’s allowance for loan losses was 207% of non-performing loans at June 30, 2014, compared to 194% at March 31, 2014, and 189% at June 30, 2013.

Operating expenses1 remained well-controlled, aggregating to $52.1 million for the second quarter, compared to $52.3 million in the prior quarter, and $53.2 million in the second quarter of 2013. The efficiency ratio1 was 57% for the second quarter of 2014.

Non-interest income increased $2.9 million compared to the prior quarter. The growth in non-interest income for the second quarter included seasonal increases in banking fees, higher mortgage banking revenue, increased customer swap activity, and a $0.9 million gain on sale of non-performing loans. The first quarter of 2014 included a $0.5 million loss on an unconsolidated equity investment.

As previously announced, National Penn’s Board of Directors declared a third quarter dividend of ten cents ($0.10) per common share to shareholders of record as of Monday, August 4, 2014, payable on Friday, August 15, 2014. National Penn’s tier 1 common and tangible common equity to tangible assets ratio increased to 13.44% and 10.03%, respectively, at June 30, 2014, compared to 13.22% and 9.86%, respectively, at March 31, 2014.

“Our second quarter results once again demonstrate the commitment of our entire team to delivering on our strategic objectives,” said Scott V. Fainor. “In addition to the results we achieved for the quarter, we completed our previously announced expense reduction initiatives.” Mr. Fainor continued, “During the quarter, we were also very pleased to have signed a definitive agreement to acquire TF Financial Corporation. The transaction allows us to leverage our capital base, accrete earnings per share, and enhance franchise value.”

Media Contact:    Jacklyn Bingaman, Marketing
(610) 674-1325 or jacklyn.bingaman@nationalpenn.com

Investor Contact:    Michelle H. Debkowski, Investor Relations
(484) 709-3255 or michelle.debkowski@nationalpenn.com

# # #

About National Penn Bancshares, Inc.

National Penn Bancshares, Inc., with approximately $8.6 billion in assets, is a bank holding company headquartered in Allentown, Pennsylvania.  National Penn Bank operates 111 branch offices comprising 110 branches in Pennsylvania and one branch in Maryland.

National Penn’s financial services affiliates are National Penn Wealth Management, N.A., including its National Penn Investors Trust Company division; National Penn Capital Advisors, Inc.; Institutional Advisors LLC; and National Penn Insurance Services Group, Inc., including its Higgins Insurance and Caruso Benefits Group divisions.

National Penn Bancshares, Inc. common stock is traded on the Nasdaq Stock Market under the symbol “NPBC”. Please visit our Web site at www.nationalpennbancshares.com to see our regularly posted material information.

1Statement Regarding Non-GAAP Financial Measures

This release, including the attached Financial Highlights and financial data tables, contains supplemental financial information determined by methods other than in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”). National Penn’s management uses these non-GAAP measures in its analysis of National Penn’s performance. These measures should not be considered a substitute for GAAP basis measures nor should they be viewed as a substitute for operating results determined in accordance with GAAP. Management believes the presentation of the following non-GAAP financial measures, which exclude the impact of the specified items, provides useful supplemental information that is essential to a proper understanding of the financial results of National Penn.

•Tangible common equity excludes goodwill and intangible assets and preferred equity. Banking and financial institution regulators also exclude goodwill and intangible assets from shareholders’ equity when assessing the capital adequacy of a financial institution. Tangible common equity provides a method to assess the Company’s tangible capital trends.

•Tangible book value expresses tangible common equity on a per share basis. Tangible book value provides a method to assess the level of tangible net assets on a per share basis.

•Adjusted net income and adjusted return on average assets exclude the effects of certain gains and losses, adjusted for taxes when applicable. Adjusted net income and adjusted return on average assets provide methods to assess earnings performance by excluding items that management believes are not comparable among the periods presented.

•Efficiency ratio expresses operating expenses as a percentage of fully-taxable equivalent net interest income plus non-interest income. Operating expenses exclude items from non-interest expense that management believes are not comparable among the periods presented. Non-interest income is also adjusted to exclude items that management believes are not comparable among the periods presented. Efficiency ratio is used as a method for management to assess its operating expense level and to compare to financial institutions of varying sizes.

Management believes the use of non-GAAP measures will help readers compare National Penn’s current results to those of prior periods as presented in the accompanying Financial Highlights and financial data tables.

Cautionary Statement Regarding Forward-Looking Information
This release contains forward-looking information about National Penn Bancshares, Inc. that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,’’ “project,” ”could,” “plan,’’ “goal,” “potential,” “pro forma,” “seek,” “intend,’’ or “anticipate’’ or the negative thereof or comparable terminology, and include discussions of strategy, financial projections, guidance and estimates (including their underlying assumptions), statements regarding plans, objectives, expectations or consequences of announced transactions, and statements about the future performance, operations, products and services of National Penn and its subsidiaries. National Penn cautions readers not to place undue reliance on these statements.
National Penn’s business and operations are subject to a variety of risks, uncertainties and other factors. Consequently, actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: difficult conditions in the capital markets and the economy generally, regulatory requirements or other actions mandated by National Penn’s regulators, recent and ongoing changes to the state and federal regulatory schemes under which National Penn and other financial services companies operate (including the Dodd-Frank Act and regulations adopted or to be adopted to implement that Act), delayed improvement in the credit quality of loans, the effect of credit risk exposure, the ability to strategically manage our capital position and to raise capital, allowance for loan losses may prove inadequate, variations in interest rates, unanticipated costs from our corporate relocation plan, the geographic concentration of National Penn’s operations, declines in the value of National Penn’s assets and the effect of any resulting impairment charges, competition for personnel and from other financial institutions, interruptions or breaches of National Penn’s security systems, the development and maintenance of National Penn’s information technology, potential dilution of National Penn’s shareholders, the ability of National Penn and its subsidiaries to pay dividends, severe weather and natural disasters, and the nature and frequency of litigation and other similar proceedings to which National Penn may be a party. Additional risks, uncertainties and other factors relating to the proposed acquisition of TF Financial Corporation include, but are not limited to: expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; the transaction may not be timely completed, if at all; the parties are unable to successfully implement integration strategies; and diversion of management time on merger-related issues. These risks and others are described in greater detail in National Penn’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as well as in National Penn’s Quarterly Reports on Form 10-Q and other documents filed by National Penn with the SEC after the date thereof. National Penn makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

Additional Information About the Merger and Where to Find It:
In connection with the proposed merger transaction, National Penn has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 that includes a Proxy Statement of TF Financial Corporation and a Prospectus of National Penn as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.
A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about National Penn and TF Financial Corporation, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from National Penn at www.nationalpennbancshares.com under the heading “Documents/SEC Filings” or from TF Financial Corporation by accessing TF Financial Corporation’s website at www.3rdfedbank.com under the section “Investor Relations” and under the heading “SEC Filings.”
National Penn and TF Financial Corporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TF Financial Corporation in connection with the proposed merger. Information about the directors and executive officers of National Penn is set forth in the proxy statement for National Penn’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2014. Information about the directors and executive officers of TF Financial Corporation is set forth in the proxy statement for TF Financial Corporation’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 26, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Financial Update for National Penn Bancshares, Inc. (NPBC) for 6/30/2014

Unaudited, dollars in thousands except share and per share data
	As of
	6/30/2014	3/31/2014	6/30/2013
SUMMARY BALANCE SHEET
Total assets	$8,618,373	$8,557,381	$8,316,585
Investment securities and other securities	2,420,509	2,424,404	2,313,358
Total loans	5,406,031	5,377,727	5,261,296
Deposits	6,108,483	6,139,424	6,022,463
Borrowings	1,316,253	1,245,925	1,089,199
Shareholders' equity	1,101,408	1,082,449	1,115,758
Tangible book value per common share (2)	$6.02	$5.88	$5.83
Tangible common equity / tangible assets (2)	10.03%	9.86%	10.55%

	Three Months Ended			Six Months Ended
	6/30/2014	3/31/2014	6/30/2013	6/30/2014	6/30/2013
EARNINGS
Total interest income	$70,528	$70,133	$72,101	$140,661	$144,696
Total interest expense	7,577	7,844	8,847	15,421	19,818
Net interest income	62,951	62,289	63,254	125,240	124,878
Provision for loan losses	—	1,251	1,500	1,251	3,000
Net interest income after provision for loan losses	62,951	61,038	61,754	123,989	121,878
Net gains from fair value changes of subordinated debentures	—	—	—	—	2,111
Net gains on investment securities	—	8	22	8	47
Other non-interest income	24,396	21,470	24,946	45,866	48,387
Loss on debt extinguishment	—	—	—	—	64,888
Other non-interest expense	52,114	52,337	53,153	104,451	105,587
Income before income taxes	35,233	30,179	33,569	65,412	1,948
Income tax expense (benefit)	9,034	7,469	8,550	16,503	(5,667)
Net income	$26,199	$22,710	$25,019	$48,909	$7,615

PERFORMANCE RATIOS
Net interest margin	3.43%	3.44%	3.53%	3.43%	3.51%
Return on average assets	1.23%	1.09%	1.21%	1.16%	0.18%
Adjusted return on average assets (3)	1.23%	1.09%	1.21%	1.16%	1.17%
Return on average shareholders' equity	9.67%	8.42%	8.82%	9.04%	1.35%
Return on average tangible common equity (1)	12.77%	11.11%	11.53%	11.94%	1.76%
Adjusted return on average tangible common equity	12.77%	11.11%	11.53%	11.94%	11.19%
Efficiency ratio (4)	57.02%	59.60%	57.43%	58.28%	58.01%

PER SHARE
Basic earnings	$0.19	$0.16	$0.17	$0.35	$0.05
Diluted earnings	0.19	0.16	0.17	0.35	0.05
Dividends	0.10	0.10	0.10	0.20	0.10	(a)
Average shares - basic	139,191,923	141,360,180	145,580,155	140,270,062	145,488,073
Average shares - diluted	139,719,980	141,877,066	145,997,009	140,792,564	145,900,726

(1) RECONCILIATION TABLES FOR NON-GAAP FINANCIAL MEASURES
	Three Months Ended			Six Months Ended
	6/30/2014	3/31/2014	6/30/2013	6/30/2014	6/30/2013
Return on average tangible common equity
Return on average shareholders' equity	9.67%	8.42%	8.82%	9.04%	1.35%
Effect of goodwill and intangibles	3.10%	2.69%	2.71%	2.90%	0.41%
Return on average tangible common equity	12.77%	11.11%	11.53%	11.94%	1.76%
Average tangible equity
Average shareholders' equity	$1,087,204	$1,093,797	1,137,659	$1,090,482	$1,140,230
Average goodwill and intangibles	(264,082)	(264,775)	$(267,264)	(264,426)	(267,797)
Average tangible common equity	$823,122	$829,022	$870,395	$826,056	$872,433

Adjusted net income reconciliation
Net income	$26,199	$22,710	25,019	$48,909	$7,615
After tax unrealized fair value gain on subordinated debentures	—	—	—	—	(1,372)
After tax loss on debt extinguishment	—	—	—	—	42,177
Adjusted net income	$26,199	$22,710	$25,019	$48,909	$48,420

Earnings per share
Net income	$0.19	$0.16	$0.17	$0.35	$0.05
After tax unrealized fair value gain on subordinated debentures	—	—	—	—	(0.01)
After tax loss on debt extinguishment	—	—	—	—	0.29
Adjusted net income	$0.19	$0.16	$0.17	$0.35	$0.33

(a) In lieu of a 1st quarter 2013 cash dividend, the Company paid an additional dividend of $0.10 per share in the fourth quarter of 2012

Financial Update for National Penn Bancshares, Inc. (NPBC) for 6/30/2014

Unaudited, dollars in thousands except share and per share data	As of
	6/30/2014	3/31/2014	12/31/2013	9/30/2013	6/30/2013
ASSETS
Cash and due from banks	$138,530	$128,991	$102,241	$137,795	$118,575
Interest-earning deposits with banks	73,384	55,335	181,282	78,895	63,193
Total cash and cash equivalents	211,914	184,326	283,523	216,690	181,768

Investment securities available-for-sale, at fair value	1,463,479	1,442,304	1,894,107	1,875,676	1,799,831
Investment securities held-to-maturity	892,536	918,340	438,445	444,898	452,275
Other securities	64,494	63,760	63,746	44,107	61,252
Loans held-for-sale	2,275	5,171	4,951	2,752	12,289

Loans	5,403,756	5,372,556	5,333,268	5,279,939	5,249,007
Allowance for loan losses	(89,848)	(93,252)	(96,367)	(100,763)	(104,533)
Loans, net	5,313,908	5,279,304	5,236,901	5,179,176	5,144,474

Premises and equipment, net	110,972	97,707	96,232	93,871	94,673
Accrued interest receivable	26,953	27,408	27,130	27,831	28,453
Bank owned life insurance	150,237	149,045	147,869	146,906	145,670
Other real estate owned and other repossessed assets	1,758	2,138	1,278	1,569	1,899
Goodwill	258,279	258,279	258,279	258,279	258,279
Other intangible assets, net	5,476	6,156	6,854	7,656	8,470
Unconsolidated investments	8,205	8,214	8,713	9,177	8,673
Other assets	107,887	115,229	123,820	116,035	118,579
TOTAL ASSETS	$8,618,373	$8,557,381	$8,591,848	$8,424,623	$8,316,585

LIABILITIES
Non-interest bearing deposits	$1,031,271	$1,028,572	$970,051	$1,026,546	$942,127
Interest bearing deposits	5,077,212	5,110,852	5,102,527	5,408,910	5,080,336
Total deposits	6,108,483	6,139,424	6,072,578	6,435,456	6,022,463

Customer repurchase agreements	587,686	561,170	551,736	521,779	547,736
Repurchase agreements	50,000	50,000	50,000	50,000	50,000
Federal Home Loan Bank advances	601,246	557,434	603,232	112,406	414,142
Subordinated debentures	77,321	77,321	77,321	77,321	77,321
Accrued interest payable and other liabilities	92,229	89,583	105,115	96,383	89,165
TOTAL LIABILITIES	7,516,965	7,474,932	7,459,982	7,293,345	7,200,827

SHAREHOLDERS' EQUITY
Common stock	1,387,304	1,386,265	1,387,966	1,387,052	1,386,178
Accumulated deficit	(154,909)	(167,191)	(175,990)	(182,628)	(192,623)
Accumulated other comprehensive loss	(474)	(5,295)	(21,157)	(13,504)	(17,189)
Treasury stock	(130,513)	(131,330)	(58,953)	(59,642)	(60,608)
TOTAL SHAREHOLDERS' EQUITY	1,101,408	1,082,449	1,131,866	1,131,278	1,115,758

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$8,618,373	$8,557,381	$8,591,848	$8,424,623	$8,316,585

PER SHARE DATA
Book value	$7.91	$7.78	$7.76	$7.76	$7.66
Tangible book value (2)	$6.02	$5.88	$5.94	$5.94	$5.83
Dividends - quarterly	$0.10	$0.10	$0.10	$0.10	$0.10
Shares outstanding (end of period, net of treasury)	139,240,318	139,145,669	145,798,751	145,723,276	145,608,945

(2) RECONCILIATION TABLE FOR NON-GAAP FINANCIAL MEASURES

Total shareholders' equity	$1,101,408	$1,082,449	$1,131,866	$1,131,278	$1,115,758
Goodwill and intangibles	(263,755)	(264,435)	(265,133)	(265,935)	(266,749)
Tangible common equity	$837,653	$818,014	$866,733	$865,343	$849,009
Shares outstanding	139,240,318	139,145,669	145,798,751	145,723,276	145,608,945
Tangible book value per share	$6.02	$5.88	$5.94	$5.94	$5.83

Total assets	$8,618,373	$8,557,381	$8,591,848	$8,424,623	$8,316,585
Goodwill and intangibles	(263,755)	(264,435)	(265,133)	(265,935)	(266,749)
Tangible assets	$8,354,618	$8,292,946	$8,326,715	$8,158,688	$8,049,836
Tangible common equity/tangible assets	10.03%	9.86%	10.41%	10.61%	10.55%

(3) RECONCILIATION TABLE FOR NON-GAAP FINANCIAL MEASURES

Adjusted net income (1)	$26,199	$22,710	$25,112	$24,560	$25,019
Average assets	$8,512,845	$8,479,686	$8,385,094	$8,310,626	$8,326,499
Adjusted return on average assets (annualized)	1.23%	1.09%	1.19%	1.17%	1.21%

Financial Update for National Penn Bancshares, Inc. (NPBC) for 6/30/2014
Unaudited, dollars in thousands except share and per share data
	For the Quarter Ended					For the Six Months Ended
	6/30/2014	3/31/2014	12/31/2013	9/30/2013	6/30/2013	6/30/2014	6/30/2013
INTEREST INCOME
Loans, including fees	$52,476	$52,582	$54,600	$54,577	$55,260	$105,058	$110,981
Investment securities
Taxable	11,694	11,121	10,912	10,105	9,795	22,815	19,480
Tax-exempt	6,329	6,404	6,534	6,768	7,005	12,733	14,119
Deposits with banks	29	26	39	48	41	55	116
Total interest income	70,528	70,133	72,085	71,498	72,101	140,661	144,696
INTEREST EXPENSE
Deposits	4,671	4,773	5,166	5,468	5,831	9,444	11,745
Customer repurchase agreements	400	393	407	440	460	793	958
Repurchase agreements	608	601	615	614	623	1,209	1,342
Short-term borrowings	1	—	—	—	—	1	41
Federal Home Loan Bank advances	1,369	1,548	1,287	1,325	1,383	2,917	3,717
Subordinated debentures	528	529	538	539	550	1,057	2,015
Total interest expense	7,577	7,844	8,013	8,386	8,847	15,421	19,818
Net interest income	62,951	62,289	64,072	63,112	63,254	125,240	124,878
Provision for loan losses	—	1,251	1,000	1,250	1,500	1,251	3,000
Net interest income after provision for loan losses	62,951	61,038	63,072	61,862	61,754	123,989	121,878
NON-INTEREST INCOME
Wealth management	7,133	6,866	6,609	6,883	6,986	13,999	13,817
Service charges on deposit accounts	3,534	3,384	3,827	3,894	3,743	6,918	7,513
Insurance commissions and fees	3,209	3,597	3,028	3,071	3,326	6,806	6,593
Cash management and electronic banking fees	4,869	4,526	4,782	4,860	4,821	9,395	9,272
Mortgage banking	936	716	902	1,621	2,122	1,652	3,977
Bank owned life insurance	1,218	1,198	1,389	1,260	1,239	2,416	2,467
Earnings (losses) of unconsolidated investments	(9)	(477)	57	661	6	(486)	(8)
Gain on sale of non-performing loans	946	—	—	—	—	946	—
Other operating income	2,560	1,660	2,120	2,551	2,703	4,220	4,756
Net gains from fair value changes of subordinated debentures	—	—	—	—	—	—	2,111
Net gains on sales of investment securities	—	8	—	7	22	8	47
Total non-interest income	24,396	21,478	22,714	24,808	24,968	45,874	50,545
NON-INTEREST EXPENSE
Salaries, wages and employee benefits	28,887	29,201	29,035	29,598	29,137	58,088	58,367
Premises and equipment	7,709	8,212	7,721	7,724	7,511	15,921	15,002
FDIC insurance	1,200	1,317	1,356	1,404	1,494	2,517	2,707
Other operating expenses	14,318	13,607	13,721	14,877	15,011	27,925	29,511
Loss on debt extinguishment	—	—	—	—	—	—	64,888
Corporate reorganization expense	—	—	6,000	—	—	—	—
Total non-interest expense	52,114	52,337	57,833	53,603	53,153	104,451	170,475
Income before income taxes	35,233	30,179	27,953	33,067	33,569	65,412	1,948
Income tax expense (benefit)	9,034	7,469	6,741	8,507	8,550	16,503	(5,667)
NET INCOME	$26,199	$22,710	$21,212	$24,560	$25,019	$48,909	$7,615

PER SHARE
Basic earnings	$0.19	$0.16	$0.15	$0.17	$0.17	$0.35	$0.05
Diluted earnings	$0.19	$0.16	$0.15	$0.17	$0.17	$0.35	$0.05

Average shares - basic	139,191,923	141,360,180	145,761,496	145,669,300	145,580,155	140,270,062	145,488,073
Average shares - diluted	139,719,980	141,877,066	146,244,467	146,124,821	145,997,009	140,792,564	145,900,726

SUPPLEMENTAL DATA (annualized, average)
Return on assets	1.23%	1.09%	1.00%	1.17%	1.21%	1.16%	0.18%
Adjusted return on assets (3)	1.23%	1.09%	1.19%	1.17%	1.21%	1.16%	1.17%
Return on shareholders' equity	9.67%	8.42%	7.44%	8.78%	8.82%	9.04%	1.35%
Return on tangible common equity (1)	12.77%	11.11%	9.72%	11.55%	11.53%	11.94%	1.76%
Adjusted return on tangible common equity	12.77%	11.11%	11.51%	11.55%	11.53%	11.94%	11.19%
Efficiency ratio (4)	57.02%	59.60%	57.00%	58.16%	57.43%	58.28%	58.01%

(4) RECONCILIATION TABLE FOR NON-GAAP FINANCIAL MEASURES

Efficiency ratio calculation
Non-interest expense	$52,114	$52,337	$57,833	$53,603	$53,153	$104,451	$170,475
Less:
Loss on debt extinguishment	—	—	—	—	—	—	64,888
Corporate reorganization expense	—	—	6,000	—	—	—	—
Operating expenses	$52,114	$52,337	$51,833	$53,603	$53,153	$104,451	$105,587

Net interest income (taxable equivalent)	$66,992	$66,351	$68,223	$67,371	$67,610	$133,343	$133,625

Non-interest income	24,396	21,478	22,714	24,808	24,968	45,874	50,545
Less:
Net gains from fair value changes of subordinated debentures	—	—	—	—	—	—	2,111
Net gains on investment securities	—	8	—	7	22	8	47
Adjusted revenue	$91,388	$87,821	$90,937	$92,172	$92,556	$179,209	$182,012

Efficiency ratio	57.02%	59.60%	57.00%	58.16%	57.43%	58.28%	58.01%

Financial Update for National Penn Bancshares, Inc. (NPBC) for 6/30/2014

Unaudited, dollars in thousands except share and per share data

	For the Quarter Ended					For the Six Months Ended
	6/30/2014	3/31/2014	12/31/2013	9/30/2013	6/30/2013	6/30/2014	6/30/2013
CHARGE-OFFS
Loan charge-offs	$5,125	$5,018	$7,523	$5,774	$5,314	$10,143	$11,696
Recoveries on loans	(1,721)	(652)	(2,127)	(754)	(1,183)	(2,373)	(2,274)
Net loan charge-offs	$3,404	$4,366	$5,396	$5,020	$4,131	$7,770	$9,422
Net loan charge-offs to average loans (annualized)	0.25%	0.33%	0.41%	0.38%	0.32%	0.29%	0.36%

NET CHARGE-OFF DETAIL
Commercial and industrial loans	$2,049	$1,150	$5,157	$3,059	$2,065	$3,199	$3,934

Commercial real estate-permanent	599	423	(523)	909	396	1,022	678
Commercial real estate-construction	90	30	(167)	(29)	93	120	411
Total commercial real estate loans	689	453	(690)	880	489	1,142	1,089

Residential mortgages	162	1,681	56	209	522	1,843	1,855
Home equity lines and loans	389	784	439	423	903	1,173	1,650
All other consumer loans	115	298	434	449	152	413	894
Total consumer loans	666	2,763	929	1,081	1,577	3,429	4,399

Net loans charged-off	$3,404	$4,366	$5,396	$5,020	$4,131	$7,770	$9,422

	As of
	6/30/2014	3/31/2014	12/31/2013	9/30/2013	6/30/2013
ASSET QUALITY AND OTHER DATA
Non-accrual commercial and industrial loans	$9,641	$13,501	$14,935	$23,101	$23,023

Non-accrual commercial real estate-permanent	4,811	3,513	4,258	3,760	5,129
Non-accrual commercial real estate-construction	9,674	10,425	12,128	5,345	5,666
Total non-accrual commercial real estate loans	14,485	13,938	16,386	9,105	10,795

Non-accrual residential mortgages	6,265	6,779	7,037	6,485	6,276
Non-accrual home equity lines and loans	3,631	4,041	4,787	4,403	4,339
All other non-accrual consumer loans	1,495	1,701	1,731	1,705	1,916
Total non-accrual consumer loans	11,391	12,521	13,555	12,593	12,531

Total non-accrual loans	35,517	39,960	44,876	44,799	46,349

Restructured loans	7,969	8,152	7,715	10,006	9,109
Total non-performing loans	43,486	48,112	52,591	54,805	55,458

Other real estate owned and repossessed assets	1,758	2,138	1,278	1,569	1,899
Total non-performing assets	45,244	50,250	53,869	56,374	57,357

Loans 90+ days past due & still accruing	2,097	2,310	3,466	2,608	2,023
Total non-performing assets and loans 90+ days past due	$47,341	$52,560	$57,335	$58,982	$59,380

Allowance for loan losses	$89,848	$93,252	$96,367	$100,763	$104,533
Allowance for loan losses/non-performing loans	206.6%	193.8%	183.2%	183.9%	188.5%
Allowance for loan losses/non-performing assets and loans 90+ days past due	189.8%	177.4%	168.1%	170.8%	176.0%
Allowance for loan losses/total loans	1.66%	1.73%	1.81%	1.91%	1.99%
Provision/charge-offs, net	—%	28.7%	18.5%	24.9%	36.3%

Classified loans	$173,610	$174,465	$191,589	$218,615	$234,085
Classified loans/total loans	3.21%	3.24%	3.59%	4.14%	4.45%
Delinquent loans (b)	$17,316	$16,819	$29,435	$22,550	$22,512
Delinquent loans/total loans	0.32%	0.31%	0.55%	0.43%	0.43%

REGULATORY CAPITAL DATA
Tier 1 Capital	$913,126	$888,565	$941,926	$938,040	$924,922
Tier 1 Leverage Ratio	11.09%	10.83%	11.63%	11.67%	11.56%
Tier 1 Ratio	14.64%	14.44%	15.46%	15.63%	15.51%
Total Capital	$991,235	$965,705	$1,018,316	$1,013,371	$999,839
Total Capital Ratio	15.89%	15.69%	16.72%	16.89%	16.77%
Total Risk-Weighted Assets	$6,237,016	$6,155,090	$6,091,183	$6,001,065	$5,963,754

(b) Includes loans 30-89 days past due and loans 90+ days past due and still accruing

Financial Update for National Penn Bancshares, Inc. (NPBC) for 6/30/2014

Unaudited, dollars in thousands except share and per share data
	As of
Earning Assets / Liabilities	6/30/2014	3/31/2014	12/31/2013	9/30/2013	6/30/2013
Loan portfolio composition (regulatory):
Commercial / industrial	$815,168	$865,533	$796,797	$820,669	$861,494
Commercial real estate (c)	1,993,408	1,943,744	1,926,978	1,913,180	1,887,908
Residential mortgage	1,155,551	1,161,220	1,181,020	1,170,750	1,185,986
Real estate construction and land development	242,047	243,216	256,483	234,945	201,316
Home equity	803,553	787,334	794,709	786,835	778,521
Consumer	216,478	210,395	209,729	205,446	201,580
Other	179,826	166,285	172,503	150,866	144,491
Total	5,406,031	5,377,727	5,338,219	5,282,691	5,261,296

Investment securities and other securities	2,420,509	2,424,404	2,396,298	2,364,681	2,313,358
Other earning assets	73,384	55,335	181,282	78,895	63,193
Total earning assets (net of loan loss reserve)	$7,810,076	$7,764,214	$7,819,432	$7,625,504	$7,533,314
(c) Includes owner occupied

Loan portfolio composition (internal):
Commercial & industrial
Business purpose, real estate secured	$884,697	$861,101	$885,135	$897,757	$901,205
Business purpose, not secured by real estate	968,183	1,002,296	939,121	935,857	976,281
Owner occupied commercial real estate
Permanent	590,148	593,595	589,765	585,807	609,615
Construction / development	45,924	47,505	46,415	41,088	31,058
Leasing	41	97	228	392	630
Total commercial & industrial	2,488,993	2,504,594	2,460,664	2,460,901	2,518,789

Commercial real estate
Non-owner occupied
Permanent	1,042,928	1,021,271	994,838	964,510	919,080
Construction / development	182,506	183,586	198,334	181,683	153,172
Total commercial real estate	1,225,434	1,204,857	1,193,172	1,146,193	1,072,252
Total commercial	3,714,427	3,709,451	3,653,836	3,607,094	3,591,041

Consumer
Residential mortgage (personal purpose)
Permanent	644,322	637,273	643,506	642,696	640,745
Construction	13,128	10,922	8,719	9,443	7,076
Total residential mortgages	657,450	648,195	652,225	652,139	647,821

Home equity and direct installment	172,785	180,996	193,089	208,333	220,401
Home equity lines of credit	591,331	572,301	569,519	550,417	530,104
Total home equity	764,116	753,297	762,608	758,750	750,505

Private banking credit lines	95,324	94,582	99,859	98,714	98,865
Indirect vehicle loans and other	172,439	167,031	164,740	163,242	160,775
All other consumer	267,763	261,613	264,599	261,956	259,640
Total consumer	1,689,329	1,663,105	1,679,432	1,672,845	1,657,966

Loans	5,403,756	5,372,556	5,333,268	5,279,939	5,249,007

Loans held-for-sale	2,275	5,171	4,951	2,752	12,289

Total loans	$5,406,031	$5,377,727	$5,338,219	$5,282,691	$5,261,296

Deposit composition:
Savings	$552,885	$547,255	$526,576	$518,430	$527,216
NOW accounts	1,689,381	1,667,272	1,655,425	1,958,116	1,545,659
Money market accounts	1,684,410	1,680,900	1,670,035	1,639,859	1,654,442
Time deposits less than $100k	831,390	870,921	896,700	925,118	963,238
Time deposits $100k or greater	319,146	344,504	353,791	367,387	389,781
Total interest bearing deposits	5,077,212	5,110,852	5,102,527	5,408,910	5,080,336

Non-interest bearing deposits	1,031,271	1,028,572	970,051	1,026,546	942,127

Total deposits	$6,108,483	$6,139,424	$6,072,578	$6,435,456	$6,022,463

Financial Update for National Penn Bancshares, Inc. (NPBC) for 6/30/2014

Unaudited, dollars in thousands except share and per share data
	Quarterly, as of										Six Months, as of
	6/30/2014		3/31/2014		12/31/2013		9/30/2013		6/30/2013		6/30/2014		6/30/2013
	Avg Bal	Yield	Avg Bal	Yield	Avg Bal	Yield	Avg Bal	Yield	Avg Bal	Yield	Avg Bal	Yield	Avg Bal	Yield

Total loans*	$5,360,641	3.97%	$5,342,648	4.04%	$5,256,841	4.17%	$5,229,366	4.19%	$5,244,930	4.27%	$5,351,694	4.01%	$5,234,033	4.32%
Investment securities*	2,414,063	3.56%	2,409,287	3.53%	2,375,893	3.50%	2,316,066	3.51%	2,334,594	3.53%	2,411,689	3.55%	2,329,936	3.57%
Interest earning deposits	67,112	0.17%	69,222	0.15%	89,530	0.17%	102,581	0.19%	94,788	0.17%	68,161	0.16%	107,242	0.22%

Total earning assets	7,841,816	3.81%	7,821,157	3.85%	7,722,264	3.92%	7,648,013	3.93%	7,674,312	4.00%	7,831,544	3.83%	7,671,211	4.03%
Total assets	8,512,845		8,479,686		8,385,094		8,310,626		8,326,499		8,496,357		8,312,734

Savings	550,336	0.10%	534,699	0.10%	524,647	0.10%	524,178	0.11%	525,494	0.11%	542,561	0.10%	515,559	0.11%
NOW accounts	1,717,629	0.14%	1,618,547	0.13%	1,873,519	0.14%	1,732,394	0.14%	1,543,649	0.14%	1,668,362	0.14%	1,491,805	0.14%
Money market accounts	1,687,193	0.21%	1,671,200	0.21%	1,649,960	0.23%	1,655,133	0.27%	1,646,691	0.29%	1,679,241	0.21%	1,646,267	0.29%
Time deposits	1,179,576	1.03%	1,233,794	1.06%	1,273,664	1.07%	1,312,810	1.09%	1,464,421	1.08%	1,206,535	1.05%	1,485,924	1.09%

Total interest bearing deposits	5,134,734	0.36%	5,058,240	0.38%	5,321,790	0.39%	5,224,515	0.42%	5,180,255	0.45%	5,096,699	0.37%	5,139,555	0.46%

Non-interest bearing deposits	1,006,120		968,129		984,037		963,625		913,311		987,230		895,107
Total deposits	6,140,854	0.31%	6,026,369	0.32%	6,305,827	0.33%	6,188,140	0.35%	6,093,566	0.38%	6,083,929	0.31%	6,034,662	0.39%

Customer repurchase agreements	546,284	0.29%	541,041	0.29%	529,541	0.30%	518,569	0.34%	523,585	0.35%	543,677	0.29%	535,579	0.36%
Repurchase agreements	50,000	4.87%	50,000	4.87%	50,000	4.87%	50,000	4.87%	63,736	3.92%	50,000	4.87%	99,397	2.72%
Short-term borrowings	407	0.63%	—	0.00%	54	0.00%	—	0.00%	—	—%	204	0.63%	18,939	0.44%
Federal Home Loan Bank advances	521,753	1.05%	596,818	1.05%	190,670	2.68%	277,101	1.90%	348,814	1.59%	559,078	1.05%	306,233	2.45%
Subordinated debentures	77,321	2.74%	77,321	2.77%	77,321	2.76%	77,321	2.77%	77,321	2.85%	77,321	2.76%	101,131	4.02%
Total deposits and borrowings	7,336,619	0.41%	7,291,549	0.44%	7,153,413	0.44%	7,111,131	0.47%	7,107,022	0.50%	7,314,209	0.43%	7,095,941	0.56%
Total interest bearing liabilities	$6,330,499	0.48%	$6,323,420	0.50%	$6,169,376	0.52%	$6,147,506	0.54%	$6,193,711	0.57%	$6,326,979	0.49%	$6,200,834	0.64%

Net interest margin (FTE)		3.43%		3.44%		3.51%		3.49%		3.53%		3.43%		3.51%

Wealth assets under management	$2,574,509		$2,497,185		$2,504,717		$2,388,991		$2,285,199

*Fully taxable equivalent ("FTE") basis, using a 35% effective tax rate

Financial Update for National Penn Bancshares, Inc. (NPBC) for 6/30/2014

Unaudited

STATES OF OPERATION AND BANKING OFFICES BY STATE (LATEST AVAILABLE DATA)

	Quarterly, as of
	6/30/2014	3/31/2014	12/31/2013	9/30/2013	6/30/2013
PA
Total number of retail branch offices	110	118	119	119	119
Total number of insured subsidiaries
(Bank & Thrift subsidiaries)	1	1	1	1	1
Total number of ATMs	117	123	124	124	124

MD
Total number of retail branch offices	1	1	1	1	1
Total number of insured subsidiaries
(Bank & Thrift subsidiaries)	—	—	—	—	—
Total number of ATMs	1	1	1	1	1

TOTAL
Total number of retail branch offices	111	119	120	120	120
Total number of insured subsidiaries
(Bank & Thrift subsidiaries)	1	1	1	1	1
Total number of ATMs	118	124	125	125	125

EOP employees (full-time equivalent)	1,574	1,591	1,631	1,632	1,666